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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                           The Sagemark Companies Ltd.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                    78668E108
                                 (CUSIP Number)


                                Robert L. Blessey
                               51 Lyon Ridge Road
                             Katonah, New York 10536
                             Telephone 914.232.4510
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)


                                   Copies to:

                           The Sagemark Companies Ltd.
               Ron Lipstein, President and Chief Executive Officer
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                             Telephone 212.554.4219


                                February 15, 2008
             (Date of Event which Requires Filing of this Statement)

                             ----------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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

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CUSIP No. 78668E108                                           Page 2 of 5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert L. Blessey
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     See Note 1 on Page 3
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                             7    SOLE VOTING POWER
  NUMBER OF SHARES
 BENEFICIALLY OWNED               321,811 shares of common stock
 BY EACH REPORTING           ---------------------------------------------------
   PERSON WITH               8    SHARED VOTING POWER

                                  N/A
                             ---------------------------------------------------
                             9    SOLE DISPOSITIVE POWER

                                  321,811 shares of common stock
                             ---------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     321,811 shares of common stock.  See Note 2 on Page 3
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.19%
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14   TYPE OF REPORTING PERSON

     IN
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


NOTE 1.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 571,811 shares of common stock of the Issuer and disposed of 250,000 shares of common stock of the Issuer pursuant to the following transactions:

    SHARES     FUNDS OR OTHER CONSIDERATION

    977        Acquired by Bocara Corp. in May 2001 pursuant to a
               Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Bocara Corp..

               Bocara Corp. is a Nevada corporation whose shareholders and officers are the Reporting Person and his spouse. The Reporting Person owns 25% of Bocara Corp. and his spouse owns 75%. Although the Reporting Person disclaims beneficial ownership of his spouse's 75% of Bocara Corp., as the Reporting Person is the Secretary and a Dirctor of Bocara Corp., 100% of the shares of common stock of the Issuer owned by Bocara Corp. are included herein

    525,000 Acquired by Bocara Corp. in June 2004 pursuant to an earn-out provision of a Stock Purchase Agreement dated as of May 14, 2001, as amended, by and among the Issuer, Pamels Corp., John M. Donaldson Revocable Trust, Tara Capital, Inc., Bocara Corporation, Mercury Capital Corp., Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. in consideration of and in exchange for shares of common stock of Premier P.E.T. Imaging International, Inc. and Premier Cyclotron International Corp. owned by Bocara Corp..

               Bocara Corp. is a Nevada corporation whose shareholders and officers are the Reporting Person and his spouse. The Reporting Person owns 25% of Bocara Corp. and his spouse owns 75%. Although the Reporting Person disclaims beneficial ownership of his spouse's 75% of Bocara Corp., as the Reporting Person is the Secretary and a Director of Bocara Corp., 100% of the shares of common stock of the Issuer owned by Bocara Corp. are included herein.

    33,334     Acquired by the Reporting Person with personal funds.

    12,500     Represents vested but unexercised shares underlying a warrant issued by the Issuer to the Reporting Person which expires on
               October 10, 2010 and is execisable at $1.60 per share.
    -------
    571,811    TOTAL SHARES ACQUIRED
    =======

  - 250,000    Transferred from Bocara Corp. to Seven J's Corp. on July 19, 2007 for nominal consideration.

               Bocara Corp. is a Nevada corporation whose shareholders and officers are the Reporting Person and his spouse. The Reporting
               Person owns 25% of Bocara Corp. and his spouse owns 75%. Although the Reporting Person disclaims beneficial ownership of his spouse's 75% of Bocara Corp., as the Reporting Person is the
               Secretary and a Director of Bocara Corp., 100% of the shares of common stock of the Issuer owned by Bocara Corp. are included herein
    -------
    321,811    TOTAL SHARES AT FEBRUARY 15, 2008


                                   Page 3 of 5
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NOTE 2.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Total aggregate of 321,811 shares of common stock beneficially owned by the Reporting Person includes 12,500 vested but unexercised shares underlying a warrant issued by the Issuer to the Reporting Person which expires on October 10, 2010 and is execisable at $1.60 per share; 33,334 shares of common stock of the Issuer registered in the Reporting Person's name and; 275,977 shares owned by Bocara Corp., a Nevada corporation whose shareholders and officers are the Reporting Person and his spouse. Although the Reporting Person disclaims beneficial ownership of his spouse's 75% of Bocara Corp., as the Reporting Person is the Secretary and a Director of Bocara Corp., 100% of the shares of common stock of the Issuer owned by Bocara Corp. are included herein.




                                   Page 4 of 5
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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated:  February 15, 2008


                                       By: /s/ Robert L. Blessey
                                           -------------------------------------
                                           Name:  Robert L. Blessey




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